

June 17, 2013

Via E-Mail
Mr. Anthony L. Trunzo
Chief Financial Officer
Flir Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

> **Re:** **Flir Systems, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-21918**

Dear Mr. Trunzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2012
Liquidity and Capital Resources, page 34

1. We note from the disclosure included in Note 14 to your financial statements that United States income taxes have not been provided on accumulated undistributed earnings of certain subsidiaries outside the Unites States as the Company currently intends to reinvest the earnings in operations outside the United States indefinitely. We also note that as of December 31, 2012, the cumulative amount of earnings upon which United States income taxes have not been provided is approximately $680 million. We further note from your discussion of liquidity and capital resources on page 34 of MD&A that at December 31, 2012, the Company had $171.4 million of cash at its foreign subsidiaries. Please revise your discussion of liquidity and capital resources in future filings to include a statement indicating that to the extent cash held by foreign subsidiaries was repatriated, the Company would need to accrue and pay related United States income taxes on the

repatriated amounts. Also, please include a statement indicating that the Company has no
current plans to repatriate such funds.

Note 17. Operating Segments and Related Information, page 62

2. We note from the disclosure included in Note 17 that as of January 1, 2011, the Company
    merged the Thermography and Commercial Vision Systems operating segments into the
    Thermal Vision and Measurement operating segment. We also note that ICx was
    acquired on October 4, 2011 and ICx operating results for the period from the acquisition
    date through December 31, 2010 were reported as a separate segment. We further note
    that effective as of January 1, 2011, ICx results are reported in the Detection and
    Integrated System segments and a portion is reported in the Surveillance segment and
    beginning January 1, 2011, the former Government Systems operating segment is also
    included in the Surveillance operating segment. With regards to these changes in
    reportable segments that occurred during 2011, please tell us and revise to clarify whether
    your segment results for 2010 were restated to conform to the 2011 reorganization of
    your segments. Refer to the guidance outlined in ASC 280-10-50-34. If not, please
    explain why.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Mr. Anthony L. Trunzo
Flir Systems, Inc.
June 17, 2013
Page 3

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief